Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

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[LOGO]                                                           [LOGO]

Global Leadership in Market Intelligence

Driving Growth through Innovation and Execution

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July 11, 2005

Safe Harbor

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

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Transaction Disclosure

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004.  Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus.  VNU figures have been prepared in accordance with Dutch GAAP and IFRS.  IMS figures are prepared in accordance with U.S. GAAP.  All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP.   The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

Strategic Overview	Rob van den Bergh

Innovation and Execution	David Carlucci

Integration and Synergies	Nancy Cooper

Financial Summary	Rob Ruijter

Summary	Rob van den Bergh

Global Leadership In Market Intelligence

[LOGO]	+	[LOGO]	=	Global leadership in market intelligence

The world’s leading marketing information, media measurement and business information company		The world’s leading provider of information and consulting solutions to the pharmaceutical and healthcare industries

Creating and expanding growth
opportunities worldwide

Transaction Summary

Offer to IMS	$28.10 per share (1)

Shareholders:	• $11.25 in cash • 0.60415 VNU share for each IMS share

Transaction Value:	$6.6 billion (€5.5 billion) equity value; $7.0 billion (€5.8 billion) enterprise value

Resulting Ownership:	65% VNU / 35% IMS shareholders

Listing:	Euronext Amsterdam / NYSE

Key Combined Financial Information:	• CEPS accretive in year 1 including synergies (2) • Revenues €4.7 billion ($5.6 billion) (3) • EBITDA €1.1 billion ($1.3 billion) (3) • EBITDA Margin 23% (3)

(1)                                  Based on closing price of VNU on July 8, 2005.

(2)                                  Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization.

(3)                                  Combined figures exclude synergies. VNU based on 2004 annual report (pro forma for divestiture of World Directories in 2004); IMS based on 2004 annual report.  VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP.  Pro forma financial figures presented might therefore be materially different if the companies financial information were presented in the same accounting principles.

Capitalizing on Major Trends

Demand for Insights	• Clients increasingly demand intelligence, analytics and insights in addition to highest quality data

Global Scale Requirement	• Global presence, scale and capabilities

Need to Understand Consumer	• Need to understand consumer behavior continues to grow for all businesses

Creating Shareholder Value

VNU	IMS

• Adds high growth, highly profitable business	• Broadens offering capabilities
• Accelerates development of consulting and services model	• Expands and and builds upon consulting and services offerings
• Creates meaningful synergies	• Facilitates expansion into new segments of healthcare
• Strengthens leadership team	• Provides global scale benefits in key activities and processes
• Accretive to CEPS in year 1 including synergies (1)	• Recognizes immediate and long-term value
• ROIC > WACC in 3-5 years

(1)                                  Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization.

Transformation of VNU

Over the past seven years, VNU has transformed from a diversified publisher into a leader of market intelligence

1998 Business Mix	New Merged Company

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Revenue: € 2,427 ($2,900 million) (1)	Revenue: €4,680 million ($5,593 million) (1)(2)

(1)          Based on U.S.$ / € exchange of 1.195 as of July 8, 2005.

(2)          Combined figures exclude synergies.  VNU based on annual report (pro forma for divestiture of World Directories in 2004); IMS based on 2004 annual report.
VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP.  Pro forma financial figures presented might therefore be materially different if the companies financial information were presented in the same accounting principles.

Merged Management Team

Supervisory Board

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Executive Board

CEO
Rob van den Bergh

•        Business Information

•        HR

•        Legal

Chief Transformation Officer	Deputy CEO and COO	CFO
Nancy Cooper	David Carlucci	Rob Ruijter

• IT	• Marketing Information	• Corporate Controlling
• Corporate Development	• Media Measurement & Information	• Treasury
• Integration	• Healthcare Market Intelligence	• Investor Relations
• Tax

Strategic Overview	Rob van den Bergh

Innovation and Execution	David Carlucci

Integration and Synergies	Nancy Cooper

Financial Summary	Rob Ruijter

Summary	Rob van den Bergh

Global Leader in Market Intelligence

Marketing	Healthcare	Media	Business
Information	Market	Measurement &	Information
	Intelligence	Information

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• €1.8B ($2.2B)(1)	• €1.3B ($1.6B)(1)	• €0.9B ($1.1B)(1)	• €0.6B ($0.7B)(1)
• 27,000 employees	• 6,400 employees	• 8,800 employees	• 2,600 employees
• 110 countries	• 105 countries	• 60 countries	• 11 countries

•             Market leadership in strong industries

•             Combining capabilities to create new opportunities

•             Capitalizing on consulting and services model

•             Ability to offer clients global reach

•             Common business processes

(1)               Denotes 2004 revenues.

Global Clients Trust VNU and IMS

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VNU & IMS clients have common business issues

•             Optimizing their return on investment

•             Expanding in the global marketplace

•             Responding to heightened consumer influences

•             Operating in highly competitive environments

Overview of IMS

•             World’s leading provider of market intelligence to the pharmaceutical and healthcare industries

•             $1.6 billion in revenues for 2004

•             Over 60% of revenues outside U.S.

•             More than 6,000 employees in over 100 countries

•             Tracks over 1 million brands, daily

[LOGO]

IMS Strategy for Growth

Invest in Data and Analytics

Accelerate Growth in Consulting and Services

Develop New Markets and Audiences

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IMS: A Strong Global Franchise

Leadership Position

•             #1 Global Market Position

•             Strength of Client Base

•             Global Scale and Coverage

Financial Model

•             Strong Revenue Growth

•             High Free Cash Flows

•             High Return on Invested Capital

•             Strong EBITDA Margins: 33%

Reported Revenue Growth

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Adjusted EPS*

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Free Cash Flow

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*                      From continuing operations without Cognizant Technology Solutions

Broad Capabilities for Growth

	Marketing	Healthcare Market	Media Measurement
	Information	Intelligence	& Information

	Consumer Products	Healthcare	Media

Market Information & Analysis	• Consumer goods tracking • Consumer behavior and attitudes • Demographics	• Prescription and over-the-counter tracking • Doctor behavior and prescriptions • Therapeutic class insights	• Media ratings – TV, Internet • Advertising spending • Box office • Product placement

Consulting & Services	• Promotional effectiveness • Business intelligence • Marketing mix optimization • Launch management	• Promotional effectiveness • Pricing and reimbursement • Launch and brand management • Sales force effectiveness	• Promotional effectiveness • Advertising effectiveness • Media planning

Example: Product Manager of OTC Antihistamine

Assess market share performance and promotional effectiveness

VNU: Front of Store	IMS: Back of Store
• Over-the-counter market share	• Prescription market share of antihistamines
• Over-the-counter promotional spending	• Prescription promotional spending
• Consumer impressions	• Direct-to-consumer effectiveness
• Demographics

Integrated view of market share and promotional spending for prescription and over-the-counter products

Example: PharmaBrand Executive

Launch of new chronic-care, patented ethical drug

VNU: The Consumer	IMS: The Physician
• Product perceptions	• Product efficacy
• Forecasting acceptance	• Pricing and reimbursement strategy
• Pricing sensitivity	• Physician attitudes
• Promotion response	• Prescription share tracking
• Consumer awareness

Integrated view of patient and physician dynamics in successfully launching prescription products

A Compelling Combination

•             Dramatically enhances value to our existing clients

•             Expands consulting and services

•             Benefits from common business processes

•             Creates significant opportunities for new audiences and new markets

•             Capitalizes on trends in the marketplace

Strategic Overview	Rob van den Bergh

Innovation and Execution	David Carlucci

Integration and Synergies	Nancy Cooper

Financial Summary	Rob Ruijter

Summary	Rob van den Bergh

Disciplined Approach to Integration

Implement a new approach…

•             Create global processes to improve business performance

•             Assign functional and regional leaders

•             Staff to achieve results

•             Taking advantage of joint experience

…to deliver results

•             Integrating assets across all businesses

•             Build repeatable consulting and services capabilities

•             Deliver revenue and cost synergies

Integrating the Businesses

Common Processes

Data Assets
Data can be used across businesses
IT / Production

Acquisitions
Consulting adds to value propositions
Consulting and Services

Client Coverage
Common processes can be utilized
Infrastructure

Data can be Used Across Businesses

	Marketing	Healthcare Market	Media Measurement
	Information	Intelligence	& Information

	Consumer Products	Healthcare	Media

Combine Over-the-Counter + Prescription Data

Combine Doctor + Consumer Panels
Market Information & Analysis
Combine Doctor + Consumer Panels + Media Ratings

Integrate BASES Forecasting Tool

Consulting Adds to Value Propositions

	Marketing	Healthcare Market	Media Measurement
	Information	Intelligence	& Information

	Consumer Products	Healthcare	Media

Comprehensive therapeutic class view

Broader view of prescription decision drivers
Consulting & Services
Direct-to-Consumer advertising effectiveness and ROI

Drug launch forecasting and resource allocation

Synergy Overview

Data Across Businesses

Expansion of Consulting & Services
Revenue		€125M
	New Customer Opportunities	($150M)

Geographic Depth

Regional
€85M
Cost	Corporate	($100M)

IT / Production

EBITDA		€110M
($130M)

Note:  Represent synergies expected be realized by year 3.

Strategic Overview	Rob van den Bergh

Innovation and Execution	David Carlucci

Integration and Synergies	Nancy Cooper

Financial Summary	Rob Ruijter

Summary	Rob van den Bergh

VNU’s Merger with IMS: Consistent with Criteria

[LOGO]
• Strategic
• Be a leader in marketing and media information	☒
• Strong strategic fit with existing businesses: non-cyclical, recurring revenue businesses	☒
• Focused, high-growth company with leading positions	☒

• Financial
• Expected to be accretive to cash EPS in year 1 including synergies(1)	☒
• Return on invested capital on cash-on-cash basis in excess of WACC within 3 - 5 years	☒
• Significant opportunity for value creation with positive NPV based on conservative, market tested assumptions	☒
• Maintain EBITDA to Net Interest Expense within 6.0x - 8.0x(2)	☒

(1)     Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization.

(2)     Based on Dutch GAAP; IFRS metric under review.

Attractive Geographical and Business Mix of Combined Company

2004 Revenue by Geography	2004 EBITDA By Business

[CHART]	[CHART]

€4,680MM ($5,590MM)	€1,080MM ($1,295MM)

EBITDA Margin: 23%

Source: VNU based on 2004 VNU annual report (pro forma for divestiture of WD); IMS based on 2004 IMS annual report. VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP. Pro forma financial figures presented might therefore be different if the companies were presented in the same accounting principles.

Transaction Value and Implied Multiples

(Amounts in millions, except per share data)	EUR	USD
Offer Price per Share	€23.52	$28.10

Diluted Shares Outstanding	233.7	233.7

Equity Value	€5,496	$6,567

Net Debt (3/31/05)	€264	$315
Minority Interest	84	100

Transaction Value	€5,844	$6,982

Transaction Value / 2005E IMS EBITDA ($560MM - $580MM)(1)	12.0x - 12.5x
Offer Price/2005E IMS Adjusted EPS ($1.29 - $1.35)(1)	20.8x – 21.8x

Note: Based on exchange rate of $1.195 per €1.00.  Diluted shares based on treasury stock method.

(1) 2005E EBITDA based on equity research consensus; 2005E adjusted EPS based on IMS management guidance.  Adjusted EPS from continuing operations, adjusted for legal fees, gains from investments and tax provisions.

Financing Plan and Capital Structure Implications

•             Approximately 60% of consideration in VNU equity; 40% in cash

•             136.4 million new VNU shares issued

•             €2.1 / $2.5 billion total cash consideration to IMS holders

•             Net Debt at closing of approximately €3.3 billion, or 2.8x 2005E pro forma EBITDA

•             Pro forma EBITDA to Net Interest Expense to remain within 6.0x – 8.0x under Dutch GAAP

•             Stock repurchase program of up to €500 million

•             Company is targeting to be below 3.0x Net Debt / EBITDA on an ongoing basis

•             Dividends will be at least equal to existing policy

•             Reporting in IFRS with U.S. GAAP reconciliation

•             Trading on Euronext Amsterdam and NYSE with a full ADR listing

Summary of Financial Combination Benefits

•             Annual revenue synergies target of at least €125 million ($150 million) by year 3

•             Expect approximately 20% weighted average EBITDA margin, or €25 million ($30 million) in EBITDA

•             Annual cost synergies of at least €85 million ($100 million) by year 3, approximately one third realized in year 1

•             Effective tax rate expected to be in the mid-20% range in the coming years

•             One-time cost of up to €150 million ($180 million) in 2006/2007 in connection with merging operations

Estimated Timeline to Completion

• September:	• File merger proxy with SEC

• October – November:	• File offering documents with AFM

• September – December:	• SEC/AFM review period
• Hart-Scott-Rodino, EU and other regulatory review period

• Q1 2006:	• Shareholder vote for each of IMS and VNU
• Close transaction

Strategic Overview	Rob van den Bergh

Innovation and Execution	David Carlucci

Integration and Synergies	Nancy Cooper

Financial Summary	Rob Ruijter

Summary	Rob van den Bergh

A Global Leader

•             Leader in market intelligence in three key industries:

•             Consumer Packaged Goods

•             Healthcare

•             Media and Entertainment

•             Compelling business model

•             World-class leadership team

•             Creating shareholder value

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[LOGO]                                                                               [LOGO]

Global Leadership in Market Intelligence

Driving Growth through Innovation and Execution

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]